Exhibit (h)(1)

Steward Fund Consultants, Inc.

2465 Green Valley Heights
Colorado Springs, CO 80919
Phone: (719) 535-0202

Fax: (270) 897-1906

August 24, 2004

Mr. Edward L. Jaroski
Steward Funds, Inc.
c/o Capstone Asset Management Company
5847 San Felipe, Suite 4100
Houston, Texas 77057

Dear Ed:

We would like to thank you for choosing Steward Fund Consultants, Inc. ("SFC") as a consultant to the Board of Directors ("Board") of Steward Funds, Inc. ("Company"). This letter outlines the specific services that we will be providing and the associated fees. In general, SFC will act as a source of expertise and education for the Board and its Advisory Committee regarding the cultural screens that are applied to the Company's portfolios (each, a "Fund"). Specifically, we will perform the following tasks:

1. We will meet with the Board, any Advisory Committee that may be appointed by the Board, and/or its other professionals (advisers, sub-advisers, lawyers, auditors, etc.) to review the needs and constraints on the Funds. These include, but are not limited to, philosophies, considerations of purpose, and cash flow needs of the existing and proposed portfolios. SFC will provide to, and discuss with, the Advisory Committee cultural screening research data to assist the Committee in developing criteria for determining what securities will be prohibited investments for the Funds.

2. Based upon these discussions, SFC will prepare, for consideration by the Advisory Committee and the Board, suggested criteria to be used in developing and maintaining the list of securities that are not eligible for investment by the Funds, and a suggested statement of objectives and guidelines to be used for ongoing review and monitoring of the cultural screening and performance of the Funds.

3. We will also work with the Board, Advisory Committee, Administrator and Legal Counsel in the development and ongoing maintenance of the Advisory Committee Charter.

4. Based upon criteria established by the Advisory Committee and approved by the Board, as revised from time to time, we will develop and maintain a list of securities that are not eligible for investment by the Funds.

5. We will review on a periodic basis the individual Fund portfolios to assure compliance with the objectives and guidelines established by the Board and Advisory Committee.

6. We will review on a periodic basis the religious denomination private placement mortgage securities that may be held by the Steward Funds or entities in which the Steward Funds invest to assure compliance with the credit quality, diversification, cultural screening and other investment policies established by the Adviser, Board and Advisory Committee.

7. We will prepare a quarterly report for the Board and Advisory Committee regarding compliance by the investment advisers and sub-advisers with the established objectives and guidelines. We will also be available to meet with the Board, Advisory Committee and Administrator on an as needed basis but will meet at least annually with each.

8. Our fee schedule for the above services, based on the annual average aggregate daily net assets of the Funds, is as follows:

Net Total Assets	Annual Fee

First $200,000,000	10 basis points
Next $200,000,000	7.5 basis points
Next $200,000,000	6.0 basis points
Next $400,000,000	5.0 basis points
Over $1,000,000,000	4.0 basis points

Fees will be paid quarterly, in arrears, based upon average daily net assets on a calendar quarter billing cycle.

The above fee schedule includes all travel and expenses associated with attending Board or Advisory Committee Meetings.

9. Either party may terminate this agreement without penalty by notification in writing, with 60 days' notice. In the event this agreement is terminated, SFC will be compensated pro rata for any period during which it provides services hereunder and for which it has not been compensated, plus any outstanding reimbursable expenses.

10. This agreement shall be governed by the laws of the state of Texas.

11. All information furnished by either party to the other, including their respective agents and employees, shall be treated as confidential and shall not be disclosed to third parties except as required by law.

12. It is understood:

(a) that SFC's services hereunder are of a consulting nature only;

(b) that SFC's will have no power to determine that any security or other investment shall be purchased by any Fund.

(c) that SFC will not furnish advice to the Company or any Fund with respect to the desirability of investing in, purchasing or selling securities or other property; and

(d) that SFC will not provide services that would cause it to be deemed an investment adviser (as that term is defined in the Investment Company Act of 1940) to the Company or a Fund or that would require it to register as an investment adviser under the Investment Advisers Act of 1940.

This letter serves as our official proposal of services to the Steward Fund.

Sincerely,

___________________________
Scott Fehrenbacher
President
Steward Fund Consultants, Inc.

Upon your acceptance of this proposal, Steward Fund Consultants, Inc. will begin providing services as of the effective date of the registration of the Funds.
STEWARD FUNDS, INC.

By: ____________________

Name: Edward L. Jaroski

Title: President

Date: ___________________

ADDENDUM

February 28, 2006

The undersigned agree that, effective February 28, 2006, Steward Small-Cap Equity Fund, a series of Capstone Series Fund, Inc., will be included as a "Fund" under the foregoing agreement ("Agreement"), to receive the services described in the agreement, and the assets of Steward Small-Cap Equity Fund will be included in determining the annual average aggregate daily net assets of the Funds for purposes of Clause 8 of the Agreement.

___________________________
Scott Fehrenbacher
President
Steward Fund Consultants, Inc.

Date: _____________________

CAPSTONE SERIES FUND, INC.

By: ____________________

Name: Edward L. Jaroski

Title: President

Date: ___________________